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                            March 13, 2024

       Bernadette Madarieta
       Chief Financial Officer
       Lamb Weston Holdings, Inc.
       599 S. Rivershore Lane
       Eagle, Idaho 83616

                                                        Re: Lamb Weston
Holdings, Inc.
                                                            Form 10-K for the
Year Ended May 28, 2023
                                                            Form 10-Q for the
Quarter Ended November 26, 2023
                                                            Form 8-K furnished
January 4, 2024
                                                            File No 001-037830

       Dear Bernadette Madarieta:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K furnished January 4, 2024

       Exhibit 99.1 Earnings Release
       Reconciliation of Non-GAAP Financial Measures, page 13

   1. We note from your disclosure on page 15 that you reconcile income from operations by segment to Adjusted
EBITDA by segment. Please note that income from operations by segment does not appear
to be a GAAP financial measure and therefore it would not be appropriate to disclose
these amounts by segment or to use as a starting point for
                                                        the reconciliation of
Segment Adjusted EBITDA. Please revise future filings accordingly.
       Form 10-Q for the Quarter Ended November 26, 2023

       Note 12. Segments, page 15

   2. We note that in your disclosure of segment profitability you disclose Adjusted EBITDA by segment, and then
reconcile that amount to income (loss) loss from operations
 Bernadette Madarieta
FirstName  LastNameBernadette Madarieta
Lamb Weston   Holdings, Inc.
Comapany
March      NameLamb Weston Holdings, Inc.
       13, 2024
March2 13, 2024 Page 2
Page
FirstName LastName
         including equity method investment earnings, by segment. Please tell us which measure is the measure of profitability used by the CODM to measure performance and allocate resources to the segment. Please note that if the segment measure is Adjusted EBITDA,
         the total of the reportable segments    Adjusted EBITDA should be
reconciled to
         consolidated income before taxes and each amount of segment Adjusted EBITDA should not be reconciled to another segment profitability measure. See guidance in ASC 280-10-
         50-27 through 28, and 280-10-50-30
3. In light of the segment realignment and change to two operating and reportable segments from four operating and reportable segments, please tell us how you have considered disclosing revenue into more detailed categories for purposes of your disaggregated revenue disclosure under ASC 606-10-50-5.

Form 10-K for the Year Ended May 28, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit and Product Contribution Margin, page 35

4.       We note your disclosure in the second paragraph that    excluding
these items, gross profit
         increased $645.8 million, or 78%, to $1477.8 million.    Please note
that whenever you
         disclose an amount that is not calculated in accordance with GAAP, such as this $1477.8 million gross profit amount, which excludes adjustments for inventory step-up and unrealized losses on hedging contracts, the measures should be labeled as Non-GAAP.
         We also note that in the narrative discussion of the results of operations, you disclose amounts for an adjusted product contribution margin, SG&A expenses, interest expense, and effective tax rates, which should all be labeled as Non-GAAP amounts. Please revise accordingly. See guidance in Item 10(e)(1)(ii)(E) of Regulation S-K and Question 100.05
         of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
General

5. We note that on March 1, 2023 you furnished a Form 8-K announcing the completion of the acquisition of LW EMEA. We also note that this 8-K indicates that financial statements of the acquired business are not required to be filed. Please explain to us how you determined that this acquisition was not significant under Rule 3-05 of Regulation S-
         X and therefore you did not need to file audited financial statements of the acquired entity.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bernadette Madarieta
Lamb Weston Holdings, Inc.
March 13, 2024
Page 3

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameBernadette Madarieta                  Sincerely,
Comapany NameLamb Weston Holdings, Inc.
                                                        Division of Corporation
Finance
March 13, 2024 Page 3                                   Office of Manufacturing
FirstName LastName